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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 8)*


                           Heartland Bancshares, Inc.
-----------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   421970 104
                 ---------------------------------------------
                                 (CUSIP Number)


           Barrett Rochman, 1345 E. Park, Carbondale, Illinois 62902
-----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 19, 1998
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    421970 104                                 PAGE  2   OF  4  PAGES
          --------------------                              -----   -----


         This Amendment No. 8 to Barrett Rochman's Schedule 13D amends the
Schedule 13D initially filed by Mr. Rochman on August 1, 1996 and subsequently amended on September 17, 1996; April 11, 1997; October 27, 1997; December 10, 1997; January 30, 1998; February 17, 1998; April 29, 1998; May 5, 1998; and June
12, 1998.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended as follows. In connection with the issuer's 1998 annual meeting of shareholders, four persons were nominated for election as directors. Those persons were David A. Burns, Roger O. Hileman, Barrett R. Rochman and Charles Stevens. The Board of Directors of the issuer solicited proxies in favor of the election of Mr. Hileman and Mr. Stevens, both of whom were management's nominees for election as directors. Mr. Rochman solicited proxies for the election of Mr. Burns and himself.

         Following the annual meeting of shareholders, the Board of Directors of the issuer announced that Mr. Hileman and Mr. Stevens were elected as directors, with terms expiring in 2001. The Board also announced that certain shares of the issuer as to which Mr. Rochman held proxies were disqualified and not voted.

         Mr. Rochman then filed a lawsuit (the "Lawsuit") against the issuer and its directors, asking the court, among other items, to declare Mr. Rochman and Mr. Burns as the directors elected at the 1998 annual meeting of shareholders instead of Mr. Hileman and Mr. Stevens.

         The Lawsuit will be dismissed, with prejudice, by mutual agreement of the parties to the Lawsuit pursuant to a Settlement Agreement and Release, dated November 19, 1998 (the "Agreement"), a copy of which is being filed herewith as an exhibit pursuant to Item 7 hereof and is here by incorporated by reference herein. The Agreement provides, among other things, for the following:

         1. The Board of Directors amended the issuer's By-Laws to expand the Board of Directors from six (6) members to nine (9) members.

         2. The Board of Directors took action such that the Board of Directors of the issuer is constituted, effective as of November 19, 1998, as follows:

                      Directors whose term expires in 1999
                      ------------------------------------

                                James C. Walker
                             Randall A. Youngblood
                                James L. Cripps

                      Directors whose term expires in 2000
                      ------------------------------------

                                Paul Calcaterra
                                  B. D. Cross
                                Roger O. Hileman

                      Directors whose term expires in 2001
                      ------------------------------------

                                 David A. Burns
                               Barrett R. Rochman
                                Charles Stevens

         3. The Board of Directors of the issuer will not be increased or decreased by action of the directors for one (1) year following the settlement, except with the prior written concurrence of Mr. Rochman.

         4. The defendants in the Lawsuit will cause Mr. Rochman to be paid $60,000.

         5. The defendants in the Lawsuit will release Mr. Rochman and Mr. Burns as set forth in the Agreement.

         6. Mr. Rochman will release the defendants in the Lawsuit as set forth in the Agreement.

         7. Mr. Burns will release the defendants in the Lawsuit in accordance with Exhibit A attached to the Agreement.

         8. No party to the Lawsuit admitted liability in connection with the Agreement.

         9. The parties to the Lawsuit will cooperate in issuing a joint press release to describe the actions taken pursuant to the Agreement. In addition, a letter acceptable to all parties to the Lawsuit will be mailed to all shareholders of the issuer explaining the end of the Lawsuit.

         Mr. Rochman may purchase additional shares of common stock of the issuer, may seek various regulatory approvals under federal banking law to allow him to increase his share ownership to 10% or more of the outstanding shares of common stock of the issuer, or dispose of any or all of his shares of common stock of the issuer at any time, which he now or may hereafter acquire. Moreover, in his position as a director, Mr. Rochman intends to fully participate in all discussions of the Board of Directors, including making suggestions as to the selection of nominees for election to the Board of Directors of the issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (c) Mr. Rochman has not effected any transactions in the common stock of the issuer in the past sixty (60) days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None, other than as disclosed in response to Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         See Settlement Agreement attached as Exhibit A.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  November 24, 1998                           /s/ Barrett Rochman
----------------------                        ------------------------------
        Date                                  Signature

                                              Barrett Rochman
                                              Name/Title